UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): November 18, 2022

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Debt Refinance

On July 21, 2022, in connection with the purchase of a property containing a Shell USA, Inc. branded fuel station and convenience store near Columbia, South Carolina (the “South Carolina Shell Property”), Elevate.Money REIT I, Inc. (the “Company”), through 2EM ST ANDREWS RD LLC, a wholly-owned special purpose entity formed solely for purposes of purchasing the South Carolina Shell Property, indirectly entered into a twelve month secured bridge loan from Dew Claw, LLC in the amount of $1.36 million. The bridge loan was bearing interest at a rate of 7.0% per annum, and had an exit fee equal to 0.125% of the loan balance for each month that the bridge loan was outstanding. Effective November 18, 2022, the Company refinanced the bridge loan with a five-year term loan from Truliant Federal Credit Union, an unaffiliated commercial lender, in the amount of $1,240,000 (the “Term Loan”). The Term Loan, which is guaranteed by Harold Hofer, Chief Executive Officer of our advisor, Elevate Money, Inc., bears interest at a fixed rate of 5.50% per annum, payable monthly, with a 25 year amortization schedule.

Change in Share Repurchase Program

The board of directors of the Company also announced today that they are modifying the Share Repurchase Program, as discussed in greater detail in the Company’s Offering Circular dated August 19, 2022 and supplemented on September 22, 2022. Under the current terms of the Share Repurchase Program, the Company would repurchase shares held for less than three years, subject to such other limitations and restrictions set forth under the Share Repurchase Program, at a graduated discount price to the most recently published share offering price. The discount would be determined according to the length of time for which the shares were held prior to repurchase, with shares held for a shorter time period being repurchased at a greater discount than shares held for longer periods of time. The board of directors however has determined to simplify the program, and effective January 1, 2023, the purchase price for shares repurchased pursuant to the Share Repurchase Program will be repurchased by the Company at a 1% discount if such shares are submitted for repurchase within the first twelve months after such shares are initially purchased. Such discount is intended to reimburse the Company for fees incurred with the initial sale of the shares. No discount will be applied after the first year of ownership. At any time the Company is engaged in an offering of shares, the price at which the Company will repurchase shares will never be greater than the applicable per-share offering price.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

EXHIBITS The following exhibits are filed herewith:

Exhibit No.	Description

6.1	Business Loan Agreement, dated November 18, 2022, by and between 2EM ST ANDREWS RD LLC and Truliant Federal Credit Union.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ David Perduk
David Perduk
Chief Executive Officer

Date: November 23, 2022